Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

DecemberXX, 2015

Re:	Virtuix Holdings Inc.
Offering Statement on Form 1-A
Filed September 17, 2015
File No. 367-00013

Dear Mr. Mark Shuman:

Thank you for your comments of December 8, 2015 regarding the Offering Statement of Virtuix Holdings Inc. We appreciate the opportunity to respond to your concerns and amend the Offering Statement as required to provide for full disclosure to prospective investors. Responses to your questions are identified in italicized text following the restatement of the question below.

Part II—Information Required in Offering Circular
Offering Circular Summary, Cover Page

1. Please clarify your revision in response to prior comment 12 to disclosure the conversion rate of the Series A Preferred Stock that you are registering.

The Cover Page has been amended to more clearly identify the conversion rate for the Series A Preferred Stock.

Part II—Information Required in Offering Circular

The Company, page 1

2.Consistent with your disclosure on page 13, please state that you have not delivered any products to consumers and that you do not intend to begin production until the fourth quarter of 2015.

The Offering Circular has been amended to reflect that the first product was delivered in December 2015 and that production has commenced.

3. We note the added disclosure in the forepart of your circular. Please provide us with support for your statements that you are a pioneer in the rebirth of virtual reality. In addition, please provide us support for the statements:

•	On page 1 that you are a le•ader in the emerging Active VR space despite production not scheduled to begin until the fourth quarter of 2015;

•	On page 1 that your Omni product is the first virtual reality interface for moving freely in 360 degrees in VR games or applications;

•	On page 2 that the top-selling gaming franchises have sold more than 500 million copies and that more than 100 million people have played a Call of Duty game.

•	On page 2 that you are a global leader in locomotion design for VR games and applications;

•	On page 2 that Omni will be the first-to-market omni-directional treadmill that enables natural navigation in VR;

•	On page 4 that Omni is receiving great interest from several commercial markets;

•	On page 4 that your 31-person team is the world’s leading expert on designing and building locomotion products for virtual reality;

•	On page 4 that you are leading the competition;

•	On page 4 that Omni is the first-of-its-kind platform for Active VR at a price point and physical size that has not been met by any other competing device; and

•	On page 13 that you have completed the largest donation / reward crowd funding campaign and have sold the most units through pre-orders.

1.	On page 1 that you are a pioneer in the rebirth of virtual reality;

Virtual reality experiences a false start in the early 1990s. The technology was expensive and of low quality. For instance, in 1991, Virtuality launched its virtual reality system in various markets. The system could only be used in arcades because of the size of each system. It is reported that each system cost up to $73,000. See, e.g., Virtuality, https://www.youtube.com/watch?v=-QiKnHxX7CY (last accessed December 11, 2015). The video demonstrates the low quality of virtual reality of the era. As a result, virtual reality never developed into a successful market.

By 2013, virtual reality experienced a rebirth. High quality screen and motion sensors developed for the consumer cellular phone sector have been utilized to improve the quality and performance of virtual reality head-mounted displays. These new displays, like the Oculus Rift, HTC Vive, Samsung Gear VR, and Google Cardboard, have moved the market space beyond the cumbersome and expensive systems that previously existed. See, e.g., Samsung Reveals Mobil Virtual Reality Headset – Gear VR, Sept. 3, 2014, http://www.gamespot.com/articles/samsung-reveals-mobile-virtual-reality-headset-gea/1100-6422072/ (“The software for Gear VR was created by Oculus VR, the pioneering team that sparked the rebirth of virtual reality with its Oculus Rift headset.”) (last accessed December 11, 2015).

Virtuix has been part of this rebirth. Founded in 2013, Virtuix has created the Omni, an omnidirectional treadmill video game peripheral that works in conjunction with head-mounted displays created by other manufacturers. The Omni is based on the experimentations of the company’s founder, Jan Goetgeluk, starting in 2011. Virtuix was the first company to develop a prototype for this category of video game peripheral and demonstrated the prototype at the Electronic Entertainment Expo 2013 that took place in June 2013. See, e.g., Virtuix Omni VR treadmill shows up at E3, we go feet-on, June 11, 2013,
http://www.engadget.com/2013/06/11/virtuix-omni/ (last accessed December 11, 2013).

As such, the company believes that it may refer to itself as a pioneer in the rebirth of virtual reality.

2.	On page 1 that you are a leader in the emerging Active VR space despite production not scheduled to begin until the fourth quarter of 2015;

The first Omni in production was delivered on December 15, 2015. See Virtuix Press Release (December 16, 2015). With this delivery, Virtuix is the first company to deliver an omnidirectional treadmill virtual reality video game peripheral. Additionally, Virtuix had the first Kickstarter campaign for such video game peripherals in June 2013. See, Omni: Move Naturally in Your Favorite Game, https://www.kickstarter.com/projects/1944625487/omni-move-naturally-in-your-favorite-game (last accessed December 11, 2015). This campaign resulting in approximately 2,000 pre-orders for the Omni. At the completion of the Kickstarter campaign, the Omni had one of Kickstarter’s top 10 most funded campaigns for a technology product. See, e.g., List of highest funded crowdfunding projects,
https://en.wikipedia.org/wiki/List_of_highest_funded_crowdfunding_projects (last accessed December 11, 2015).

Based on these criteria, Virtuix is a leader in the emerging Active VR space.

3.	On page 1 that your Omni product is the first virtual reality interface for moving freely in 360 degrees in VR games or applications;

The first Omni in production was delivered on December 15, 2015. See Virtuix Press Release (December 16, 2015). With this delivery, Virtuix is first company to deliver an omnidirectional treadmill virtual reality video game peripheral.

A more limited VR interface product, the ROVR sold by WizDish Ltd., was previously released in June 2014. This product does not allow for full freedom of movement, like the Omni. Instead, users are only able to walk forward. In contrast, the Omni allows users to have a natural gait, including running and sprinting, as well as movement in 360 degrees. The Omni detects the torso orientation of the user allowing for backwards and sideways motion in addition to forward motion.

4.	On page 2 that the top-selling gaming franchises have sold more than 500 million copies and that more than 100 million people have played a Call of Duty game.

As of March 26, 2015, the Call of Duty franchise has sold 175 million copies, the Grand Theft Auto series has sold 185 million copies, and Halo has sold 60 million copies. See, e.g., 175 Million Call of Duty Games Sold to Date, Still fewer than GTA, March 26, 2015, http://www.gamespot.com/articles/175-million-call-of-duty-games-sold-to-date-still-/1100-6426188/ (last accessed December 11, 2015). Estimates indicate sales for the Battlefield franchise to be 60 million copies. See, e.g., Best selling game franchises, http://vgsales.wikia.com/wiki/Best_selling_game_franchises (last accessed December 11, 2015). Additional sales since March 2015, and the Release of Halo 5: Guardians support the statement that these franchises have sold more than 500 million copies. As Call of Duty has sold 175 million copies, we feel that the statement regarding 100 million players of a Call of Duty game is reasonable.See, e.g., Call of Duty Championship, March 27-29, 2015,
https://community.activision.com/servlet/JiveServlet/showImage/38-11997-10621/CoD_Champs_Infographic_FINALreduced.jpg (last accessed December 14, 2015).

5.	On page 2 that you are a global leader in locomotion design for VR games and applications;

In addition to being the first to deliver an omnidirectional locomotion platform for VR games and applications to the market, and volume of pre-orders, Virtuix has filed more non-provisional and provisional patent applications concerning locomotion platforms for VR games and applications. See, e.g., Method of Generating an Input in an Omnidirectional Locomotion System, Patent Application filed March 19, 2015, and see Locomotion System and Apparatus, Patent Application filed October 24, 2013.

6.	On page 2 that Omni will be the first-to-market omni-directional treadmill that enables natural navigation in VR;

The first Omni in production was delivered on December 15, 2015. See Virtuix Press Release (December 16, 2015). With this delivery, Virtuix is first company to deliver an omnidirectional treadmill virtual reality video game peripheral.

7.	On page 4 that Omni is receiving great interest from several commercial markets;

The language has been modified to indicate that the company believes commercial markets may be a source of business for the company.

8.	On page 4 that your 31-person team is the world’s leading expert on designing and building locomotion products for virtual reality;

This line has been removed.

9.	On page 4 that you are leading the competition;

The first Omni in production was delivered on December 15, 2015. See Virtuix Press Release (December 16, 2015) With this delivery, Virtuix is first company to deliver an omnidirectional treadmill virtual reality video game peripheral.

Further, compared to its direct competitors, Virtuix has received the most support through its Kickstarter crowdfunding campaign, pre-orders received, and financing from investors.

10.	On page 4 that Omni is the first-of-its-kind platform for Active VR at a price point and physical size that has not been met by any other competing device; and

The first Omni in production was delivered on December 15, 2015. See Virtuix Press Release (December 16, 2015). With this delivery, Virtuix is first company to deliver an omnidirectional treadmill virtual reality video game peripheral.

Competitors to Virtuix that are developing omnidirectional treadmills for virtual reality include the Cyberith Virtualizer and KatVR Kat Walk.These competitor productsare available for pre-order at a price of $1,249 and $799, respectively. While production models are not yet available, the company is aware that development models are for these competitor devices are larger than the Omni.

11.	On page 13 that you have completed the largest donation / reward crowd funding campaign and have sold the most units through pre-orders.

Virtuix had the first Kickstarter campaign for such video game peripherals in June 2013. See, Omni: Move Naturally in Your Favorite Game,
https://www.kickstarter.com/projects/1944625487/omni-move-naturally-in-your-favorite-game (last accessed December 11, 2015). This campaign resulting in approximately 2,000 pre-orders for the Omni. At the completion of the Kickstarter campaign, the Omni had one of Kickstarter’s top 10 most funded campaigns for a technology product. See, e.g., List of highest funded crowdfunding projects,
https://en.wikipedia.org/wiki/List_of_highest_funded_crowdfunding_projects (last accessed December 11, 2015).

The company has continued taking pre-orders of the product and has received nearly 5,000 total pre-orders. The company believes this to be more than any competitor.

Overview, page 2

4. Regarding the industry data that you include in your offering circular by Piper Jaffray, Gartner, Kzero, and Business Insider, please disclose the publication date of all sources you cite and provide us with supplemental copies of all the cited information, including PC Gamer. Please mark the copies appropriately to designate the portion you rely upon and cross-reference them to the statements in the prospectus. Also tell us whether any of the data was prepared for you or for the offering.

These research reports are identified on Page 16 of the Offering Circular with the dates of the reports. None of the identified reports were produced for the company or this offering. The only use of the research reports is to identify the market for virtual reality head mounted displays on page 2 and page 16 of the Offering Circular. Supplemental copies have been provided with this letter.

Risk Factors, page 6
Investor will be subject to the terms …, page 8

5. Regarding prior comment 2, we note that section 4(b) of the Subscription Agreement continues to state that the subscriber represents and warrants that it “has read the Offering Circular filed with the SEC, including the section titled ‘Risk Factors’.” It is unclear why such a representation and warranty is appropriate. Please remove this language or advise.

This representation and warranty has been removed.

Liquidity and Capital Resources, page 22

6. We note your response to prior comment 8 and your revised disclosures on page 23. We further note that your operating cash outflows for the six month period ended September 30, 2015 appear to be on track to exceed the anticipated available cash balance at year end March 31, 2016. Further, your operations appear to have been primarily funded by the issuance of promissory notes, preferred stock or long term notes payable. We also note that at September 30, 2015, your current liabilities exceed your available cash balance. As such, please revise your disclosure to describe the currently available capital resources you plan to utilize to fund operations through the end of June 2016, such as available lines of credit or firm commitments for additional capital.

The Offering Circular has been updated for consistency and now states that the company may be able to undertake normal operations with the cash on hand through the end of March 2016.

Consolidated Financial Statements

Consolidated Financial Statements as of September 30, 2015 and March 31, 2015 and for the Six Months Ended September 30, 2015 and 2014

Independent Accountant’s Compilation Report

7. The association of Seitz, DeMarco & McGovern, PLLC with your financial statements provides no basis for their reliance as they have not performed a review or audit of your financial statements. Thus, please remove this compilation report from your filing, and delete any references to it in in your financial statements. Please also remove the related consent.

The Independent Accountants’ Compilation Report has been removed. The company has instead provided interim financial statements.

Index to Exhibits, page 35

8. You describe exhibits 3.1 and 3.2 as amended and restated. The exhibits, however, only include amendments. Please file complete agreements and confirm that the agreements are described in the Offering Circular.

These exhibits were filed in error. Correct versions will be filed as amendments to the offering circular.

9. Please provide an updated consent from your auditor that is within 30 days of the filing date.

An updated consent has been provided.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Virtuix Holdings Inc. filed on September 17, 2015. If you have additional questions or comments, please contact me at Andrew.stephenson@khlklaw.com.

Sincerely,
/s/Andrew Stephenson

Andrew Stephenson
KHLK LLP

cc: Jan Goetgeluk
Chief Executive Officer
Virtuix Holdings Inc.
1826 Kramer Lane, Suite H
Austin, TX 78758